Exhibit 12.1
Fluidigm Corporation
Ratio of earnings to fixed charges
Fiscal Years 2010 through 2014

	Fiscal Year Ended
	December 31, 2010	December 31, 2011	December 31, 2012	December 31, 2013	December 31, 2014
(In thousands)
Earnings:
Net loss attributed to common stockholders before income taxes	$(16,819)	$(22,304)	$(18,888)	$(16,389)	$(57,705)
Add: Combined fixed charges and preference dividends	2,908	3,578	1,006	1,169	7,081
Less: Capitalized interest	—	—	—	—	—

Total earnings for computation of ratio	(13,911)	(18,726)	(17,882)	(15,220)	(50,624)
Fixed Charges:
Interest expense including capitalized interest	2,158	3,101	628	14	5,344
Estimated interest component of rent	750	477	378	1,155	1,737

Total fixed charges	2,908	3,578	1,006	1,169	7,081
Combined fixed charges and preference dividends:
Interest expense including capitalized interest	2,158	3,101	628	14	5,344
Estimated interest component of rent	750	477	378	1,155	1,737
Deemed dividend	—	9,900	—	—	—

Total combined fixed charges and preference dividends	$2,908	$13,478	$1,006	$1,169	$7,081
Ratio of earnings to fixed charges (1)	—	—	—	—	—
Ratio of earnings to combined fixed charges and preference dividends (1)	—	—	—	—	—

(1) Earnings for 2010, 2011, 2012, 2013, and 2014 were insufficient to cover fixed charges by $16.8 million, $22.3 million, $18.9 million, $16.4 million, and $57.7 million, respectively.